

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

October 19, 2009

Mr. Ronald Kunisaki
President and Chief Executive Officer
Hydrodynex, Inc.
230 Bethany Road, Suite 128
Burbank, California 91504

> **RE:** **Hydrodynex, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 24, 2009**
> **File No. 0-53506**

Dear Mr. Kunisaki:

    We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant